UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FROST BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WEST HOUSTON STREET STE 1600
(No. and Street)

SAN ANTONIO   TEXAS   78205
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL T MARRONE   646-930-1906
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – if individual, state last, first, middle name)

1700 FROST BANK TOWER   SAN ANTONIO   TEXAS   78205
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANGELA HOLLIDAY _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FROST BROKERAGE SERVICES, INC. _____ , as of DECEMBER 31 _____, 20 2018 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



ELIZABETH MARIE STEEN
Notary Public, State of Texas
Comm. Expires 07-26-2021
Notary ID 12907900-3

_____
Signature

PRESIDENT/CEO
_____
Title

Elizabeth Steen 2-25-2019

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Brokerage Services, Inc.

Statement of Financial Condition and Notes
With Report of Independent Registered Public Accounting Firm

December 31, 2018

Frost Brokerage Services, Inc.
Statement of Financial Condition and Notes
With Report of Independent Registered Public Accounting Firm

December 31, 2018

Table of Contents



Ernst & Young LLP
Frost Bank Tower
Suite 1700
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Frost Brokerage Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Frost Brokerage Services, Inc., (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1987.
February 28, 2019

Frost Brokerage Services, Inc.
Statement of Financial Condition
(Dollars in thousands)

December 31, 2018

Assets:		
Cash	$	865
Securities owned		21,928
Brokerage, annuity and insurance commissions receivable, net		947
Trading income receivable		123
Prepaid expenses and other assets		265
Income tax benefit receivable from parent		56
Deferred tax assets, net		102
Total assets	$	24,286
Liabilities:		
Accrued liabilities and employee benefits	$	1,019
Deferred income		350
Total liabilities		1,369
Shareholder's Equity:		
Common stock, par value $0.01 per share; 100,000 shares authorized, issued and outstanding		—
Additional paid-in capital		327
Retained earnings		22,590
Total shareholder's equity		22,917
Total liabilities and shareholder's equity	$	24,286

See accompanying Notes to Financial Statement

December 31, 2018

Note 1 - Organization and Nature of Operations

Frost Brokerage Services, Inc. is registered as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. The terms "the Company," "we," "us" and "our" mean Frost Brokerage Services, Inc., when appropriate. We principally engage in executing general securities transactions on behalf of our clients. We operate under a clearing agreement with National Financial Services Company ("NFS"), whereby NFS assumes and maintains our customer accounts on a fully disclosed basis.

We are a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and are subject to regulation by the United States Securities and Exchange Commission ("SEC") and FINRA. We are also a member of the Securities Investors Protection Company ("SIPC"), a nonprofit membership company designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer.

We are a wholly owned subsidiary of Frost Bank, a wholly owned banking subsidiary of Cullen/Frost Bankers, Inc. ("Cullen/Frost").

Note 2 - Summary of Significant Accounting Policies

We follow accounting and financial reporting policies that conform to accounting principles generally accepted in the United States and to general practices within the securities industry.

Subsequent Events. We have evaluated subsequent events for potential recognition and/or disclosure through the date these financial statement was issued. No subsequent events occurred during this period that require recognition or disclosure in this financial statement.

Litigation. We are subject to various claims and legal actions that have arisen in the course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on our financial statement.

Estimates. The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition. We derive commission and trading revenues from customer transactions in securities, annuities and life insurance. Commission and trading revenues and related expenses from transactions are recognized on a trade-date basis. Nearly all of our revenue is generated from customers located in Texas. Based on existing agreements, we receive cash marketing allowances from third party mutual fund companies to be used for marketing-related expenditures. Marketing allowances are accounted for as a reduction of marketing expenses when the marketing expense is incurred. The remaining marketing allowance balance at December 31, 2018, which totaled $4 thousand, is reported as part of deferred income in the accompanying Statement of Financial Condition, as these are the estimated marketing expenses.

Securities Owned. Securities owned are valued at estimated fair value as determined by quoted market values.

Brokerage and Insurance Commissions Receivable, Net. Brokerage commissions receivable is comprised of revenue related to brokerage commissions, 12b-1 fees and mutual funds concessions, interest income and other income receivable related to transactions cleared through various third parties. Brokerage commission receivable are presented net of fees payable due to the third parties. We consider the brokerage commissions and insurance receivable fully collectible as the majority of the receivables have been collected subsequent to period end but before the date this financial statement was issued; therefore management has concluded that no allowance is required.

Trading Income Receivable. Trading income receivable represents the markup earned from fixed income security trade transactions but not yet received. We consider the trading income receivable fully collectible as the majority of the receivables have been collected subsequent to period end but before the date this financial statement was issued; therefore management has concluded that no allowance is required.

Share-Based Payments. Compensation expense for stock options, non-vested stock units and deferred stock units is based on the fair value of the award on the measurement date, which, for us, is the date of the grant and is recognized ratably over the service period of the award. No stock options were granted during 2018. The fair value of stock options granted in prior years was estimated using a binomial lattice-based valuation model. The fair value of non-vested stock units and deferred stock units is generally the market price of our stock on the date of grant. The impact of forfeitures of share-based payment awards on compensation expense is recognized as forfeitures occur.

Income taxes. Our operations are included in the consolidated federal income tax return filed by Cullen/Frost using a calendar year-end. Our federal income tax provision is determined as if we filed a separate return using the consolidated statutory federal income tax rate for Cullen/Frost (21% during the period presented), as this is the rate charged to us by Cullen/Frost. The income tax effects related to settlements of share-based payment awards are reported in earnings as an increase (or decrease) to income tax expense (see Note 6 - Income Taxes).

Note 3 - Transactions with Customers

NFS clears transactions for our customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. We do not hold customer cash or securities in connection with such transactions.

We do not generally extend credit to customers. However, in the limited instances where we do extend credit to customers through the clearing broker, we seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. We, in addition to the clearing broker, monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

As an introducing broker, we clear all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmit all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities expose us to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. We have agreed to indemnify the clearing broker for any losses sustained from customer accounts we introduced. At December 31, 2018, there were no material amounts to be indemnified to the clearing broker for such customer accounts.

Note 4 - Securities Owned

At December 31, 2018, trading securities totaled $21.9 million and consisted entirely of short-term U.S. Treasury securities reported at estimated fair value with changes in unrealized holding gains and losses included in income. These securities are not purchased to be resold to customers and are for our investment and liquidity purposes only. All securities owned at December 31, 2018 will contractually mature within one year. Securities with carrying amounts totaling $59 thousand at December 31, 2018, were pledged to NFS for surety purposes.

Note 5 - Employee Benefit Plans

As a subsidiary, we participate in various employee benefit plans offered by Cullen/Frost, including a 401(k) stock purchase plan, a defined benefit pension plan, a profit sharing plan and various stock-based compensation plans.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions in an amount no less than 2% and not exceeding 50% of eligible compensation and subject to dollar limits from Internal Revenue Service regulations. We match 100% of employee contributions to the plan based on the amount of each participant's contributions up to a maximum of 6% of eligible compensation. The matching contribution is initially invested in Cullen/Frost common stock. However, employees may immediately reallocate the matching portion, as well as invest their individual contribution, to any of a variety of investment alternatives offered under the plan. Eligible employees must complete 90 days of service in order to enroll and vest in matching contributions

immediately. The plan covers substantially all eligible employees. Expense related to this plan totaled $347 thousand during 2018.

The defined benefit pension plan (the "Retirement Plan") is a non-contributory plan that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who had attained the age of 21 years and had completed at least one year of service prior to December 31, 2001. Expense is recognized based upon actual contributions to the plans. There were no contributions, and thus no expense, related to this plan during 2018.

The profit-sharing plan is a defined contribution retirement plan that allows us to make discretionary annual contributions to individual eligible employee accounts based upon Cullen/Frost's fiscal-year profitability. Eligible employees must have completed at least one year of service and are age 21 or older. Contributions are allocated to eligible participants pro rata, based upon compensation, age, and other factors. Plan participants self-direct the investment of allocated contributions by selecting from a variety of investment alternatives offered under the plan. Account assets are subject to withdrawal restrictions and participants vest in their accounts after three years of service. Expense related to this plan totaled $481 thousand during 2018.

Certain employees are granted stock-based compensation awards. Compensation expense is based on the fair value of awards on the measurement date, which is generally the date of grant, and is recognized ratably over the requisite service period of the award. Stock-based compensation expense totaled $105 thousand during 2018.

Note 6 - Income Taxes

We are included in the consolidated federal income tax return filed by Cullen/Frost. Our income tax provision is computed in accordance with a tax sharing agreement whereby we are paid for the tax benefit of any loss provided to Cullen/Frost, or alternatively, we pay Cullen/Frost for the incremental tax liability resulting from any profit we realize. We file separate or combined state and local income/margin tax returns where applicable. State and local taxes have been provided for in this financial statement.

The components of income tax expense for 2018 are presented in the table below:

Current income tax expense (benefit):		
Federal	$	841
State		1
Deferred income tax expense (benefit)		(65)
Income tax expense	$	777

Reported income tax expense for 2018 differs from the amount computed by applying the U.S. federal statutory income tax rate of 21% to income before income taxes as follows:

Income tax expense computed at the statutory rate	$	800
Net tax benefit from stock-based compensation		(43)
Meals and entertainment		12
Deferred tax adjustment related to reduction in U.S. federal statutory income tax rate		4
Dues and membership		3
State tax expense		1
Income tax expense	$	777

Accounting Standards Codification ASC 740. Income Taxes, prescribes criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC 740, Income Taxes, the effect of income tax law changes on deferred taxes should be recognized as a component of income tax expense related to continuing operations in the period in which the law is enacted. Income tax expense for 2017 was impacted by the adjustment of our deferred tax assets and liabilities related to the reduction in the U.S. federal statutory income tax rate to 21% under the Tax Cuts and Jobs Act, which was enacted on December 22, 2017. As a result of the new law we recognized additional tax expense resulting from the finalization of those calculations totaling $4 thousand in 2018.

Deferred tax assets and liabilities are the expected future tax amounts resulting from the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, computed using enacted tax rates. Deferred taxes at December 31, 2018 were as follows.

Deferred tax assets:		
Deferred revenue	$	74
Stock-based compensation		63
Bonus accrual		19
Deferred tax liabilities:		
Prepaid expenses		(54)
Net deferred tax asset	$	102

No valuation allowance for deferred tax assets was recorded at December 31, 2018, as management believes it is more likely than not that all of the deferred tax assets will be realized against deferred tax liabilities and projected future taxable income.

We file income tax returns in the U.S. federal jurisdiction. We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2015.

Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act was enacted on December 22, 2017. Among other things, the new law (i) establishes a new, flat corporate federal statutory income tax rate of 21%, (ii) eliminates the corporate alternative minimum tax and allows the use of any such carryforwards to offset regular tax liability for any taxable year, (iii) limits the deduction for net interest expense incurred by U.S. corporations, (iv) allows businesses to immediately expense, for tax purposes, the cost of new investments in certain qualified depreciable assets, (v) eliminates or reduces certain deductions related to meals and entertainment expenses, (vi) modifies the limitation on excessive employee remuneration to eliminate the exception for performance-based compensation and clarifies the definition of a covered employee and (vii) limits the deductibility of deposit insurance premiums. The Tax Cuts and Jobs Act also significantly changes U.S. tax law related to foreign operations, however, such changes do not currently impact us.

As stated above, as a result of the enactment of the Tax Cuts and Jobs Act on December 22, 2017, we remeasured our deferred tax assets and liabilities based upon the newly enacted U.S. statutory federal income tax rate of 21%, which is the tax rate at which these assets and liabilities are expected to reverse in the future. In 2018 we finalized the accounting for the tax effects of the Tax Cuts and Jobs Act, and recognized additional tax expense totaling $4 thousand.

Note 7 - Related-Party Transactions

Intercompany Management and Administrative Expenses. Frost Bank provides us certain management and administrative services in accordance with a management services agreement that is reviewed and updated annually. The services provided include, but are not limited to, payroll processing, audit, marketing support, technical support, and financial operations. We reimbursed Frost Bank for the cost of these services, which totaled $465 thousand for 2018.

Rental Expense. Effective June 1, 2013, we entered into a five-year rental agreement with Frost Bank to lease our existing corporate office space. Effective June 1, 2018 we renewed this corporate office lease for a one year term. In addition, effective January 1, 2015, we entered into a desk rental licensing agreement with Frost Bank wherein Frost

Bank provides us with office space at various Frost Bank branch locations. Under the terms of the agreement, the license period commenced on January 1, 2015 and continues for successive 12-month periods until terminated by sixty days' prior written notice by either party. Rental expense for the corporate office lease and the desk rental license agreement totaled $120 thousand and $98 thousand, respectively, for 2018.

Future minimum payments due under our non-cancelable corporate office lease and desk rental license agreement totaled $66 thousand at December 31, 2018.

Managed Accounts at Frost Bank. Certain of our employees who perform brokerage duties for us also manage fiduciary investment accounts for Frost Bank. During 2018, Frost Bank reimbursed us $3.7 million related the management of these fiduciary investment accounts by our employees.

Note 8 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2018, we had net capital of $21.7 million, which was $21.5 million in excess of our required net capital of $250 thousand. At such date, the ratio of aggregate indebtedness to net capital was 6.31%.

Note 9 - Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, we utilize valuation techniques that are consistent with the market approach. Accounting Standards Codification (ASC) Topic 820 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy includes (i) Level 1 inputs that are unadjusted quoted prices in active markets for identical assets or liabilities, (ii) Level 2 inputs that are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly and (iii) Level 3 inputs that are unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

All of our securities owned are reported at fair value utilizing Level 1 inputs. For these securities, we obtain fair value measurements from an independent pricing service. We review the fair value measurements for reasonableness to ensure such prices are aligned with traditional pricing matrices.

Note 10 - Accounting Standards Updates

ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 was adopted by us on January 1, 2018 using a modified retrospective transition approach and did not have a significant impact on our financial statement.

ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model and *ASC Topic 606, "Revenue from Contracts with Customers"*. Notwithstanding the foregoing, in January 2018, the Financial Accounting Standards Board issued a proposal to provide an additional transition method that would allow

entities to not apply the guidance in ASU 2016-02 in the comparative periods presented in the financial statements and instead recognized a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2016-02 will be effective for us on January 1, 2019 and is not expected to have a significant impact on our financial statement, due to the short term nature of our leases.

ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)." ASU 2016-08 was issued to clarify certain principal versus agent considerations within the implementation guidance of *ASC Topic 606, "Revenue from Contracts with Customers."* The effective date and transition of ASU 2016-08 is the same as the effective date and transition of *ASU 2014-09, Revenue from Contracts with Customers (Topic 606)*, as discussed above. ASU 2016-08 was adopted by us on January 1, 2018 using a modified retrospective transition approach and did not have a significant impact on our financial statement.

ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing." ASU 2016-10 was issued to clarify *ASC Topic 606, "Revenue from Contracts with Customers"* related to (i) identifying performance obligations; and (ii) the licensing implementation guidance. The effective date and transition of ASU 2016-10 is the same as the effective date and transition of *ASU 2014-09, "Revenue from Contracts with Customers (Topic 606),"* as discussed above. ASU 2014-10 was adopted by us on January 1, 2018 using a modified retrospective transition approach and did not have a significant impact on our financial statement.

ASU 2016-15, "Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments." ASU 2016-15 provides guidance related to certain cash flow issues in order to reduce the current and potential future diversity in practice. ASU 2016-15 became effective for us on January 1, 2018 and did not have a significant impact on our financial statement.

ASU 2017-09, "Compensation - Stock Compensation (Topic 718) - Scope of Modification Accounting." ASU 2017-09 clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Under ASU 2017-09, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award's fair value, (ii) the award's vesting conditions and (iii) the award's classification as an equity or liability instrument. ASU 2017-09 became effective for us on January 1, 2018 and did not have a significant impact on our financial statement.